CORRESP.

November 23, 2011

BY EDGAR

Ms. Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

RE:      Bank of Chile
Form 20-F for Fiscal Year Ended December 31, 2010
Filed April 29, 2011
File No. 001-15266

Response to Staff Comment Letter dated September 7, 2011

Dear Ms. Hayes:

Bank of Chile (the “Bank”) has received a comment letter dated September 7, 2011 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s  annual report on form 20-F for fiscal year ended December 31, 2010 (the “Form 20-F”).  On behalf of the Company, I advise you as follows regarding your comments noted below:

Form 20-F for Fiscal Year Ended December 31, 2010

General

1.                  We refer to the prospectus supplements related to the automatic shelf registration statement on Form F-3 filed on March 10, 2011 and note that it does not appear that you have filed an unqualified legality opinion for the offering.  Please file the unqualified opinion in a Form 6-K or by post effective amendment.

Response

The Bank has filed the opinion on a Form 6-K.

2.                  Please amend the automatic shelf registration statement on Form F-3 filed on March 10, 2011 to provide a legal opinion covering all classes of securities registered.

Response

The Bank will has filed the relevant opinions on a Form 6-K.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 2

Risks Relating to our Operations and the Chilean Banking Industry, page 6

Restrictions imposed by banking regulations may restrict our operations..., page 6

3.                  Please revise this risk factor in future filings to describe specifically the restrictions imposed by banking regulations on your business and that adversely affect your financial condition and results of operations.  Quantify the effects the restrictions have had and will have on your business.

Response

In response to the Staff’s comment, we will revise the disclosure in our upcoming annual report on Form 20-F to discuss certain bills currently under discussion before Chilean Congress regarding insurance commissions related to loans and maximum legal interest rates.  Both potential issues might become laws which adversely affect our financial condition and income.  Regulatory changes on insurance commissions could decrease the net operating income of our broker insurance subsidiary.  In addition, changes in the maximum legal interest rate for loans could reduce interest revenues from lower income customer-segments.  It should be noted that such scenario will affect the whole banking industry in Chile not only Bank of Chile.

Business Overview, page 18

Residential Mortgage Loans, page 27

4.                  You state here that a feature of your mortgage loans to individuals and small- and medium-sized companies is that the mortgaged property typically secures all of the mortgagor’s credit with you.  Please address the following regarding this feature:

•         Please revise this section and provide footnotes to the loan tables elsewhere in your document, as appropriate, to quantify the amount of loans other than mortgage loans that are secured by real estate through this arrangement, and present the typical loan to value ratios for such loans.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 3

Response

As of December 31, 2010 the amount of loans other than mortgage loans secured by real estate guarantees amounted to MCh$ 256,347, equivalent to 2% of the Bank’s total loans as of the same date. In future annual reports on Form 20-F we will include this ratio in the body of the table on page 27.

As of December 31, 2010 the "Loan-to-Value" ratio of these loans was 15.8% computed as the amount of non-mortgage loans secured by mortgage guarantees (MCh$ 256,347) divided by the total of their associated collateral (MCh$ 1,615,255). In future annual reports on Form 20-F we will include this ratio in the body of the table on page 27.

As mentioned in our 2010 20-F report, the property used to secure a residential mortgage loan usually secures all of the mortgagor’s credits with the Bank, including loans other than mortgage loans, such as credit cards and consumer loans.

•         Discuss the steps you take to monitor the collateral values after origination.

Response

During the credit granting process, the mortgage collateral accepted by the Bank is valued by an external appraiser expert who determines the market value of the asset, that is subsequently reviewed and confirmed by the Bank’s Credit and Market Risk Division.  After that, the Bank uses a collateral pricing model based on variables such as geographic location, last appraisal date and type of property (house, apartment, office, land) to increase or reduce the value of the guarantee as the granting credit process begins, all of which define differentiated depreciation/appreciation rates, as well as recovery rates from a potential foreclosure process that are applied to the collateral market value to determine the value of the guarantee. The Bank analyses and reviews these parameters on a yearly basis, incorporating updated information from re-appraised assets or foreclosure processes carried out by the Bank.

On the other hand, the Bank applies this model on a monthly basis, determining the collateral value.

•         Discuss the degree of success you have had in recouping losses from loans other than mortgage loans through foreclosure, and how this arrangement affects your historical loss rates on those loans.

Response

The following chart shows the evolution in loan loss provisions associated with loans - other than mortgage loans - secured by mortgage guarantees.

Loan Loss Provision Ratio (Loan Loss Provisions as a percentage of Total Loans)	2009	2010

Total Consumer Loans	6.18%	4.72%
Consumer Loans with mortgage guarantee	1.07%	0.48%
Consumer Loans without mortgage guarantee	6.81%	5.31%

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 4

The chart permits us to conclude that loans - other than mortgage loans - secured by mortgage guarantees have a lower LLP ratio (loan loss provisions as a percentage of total loans) than comparable unsecured loans.

In fact, the LLP ratio for secured loans (other than mortgage loans) reached 1.07% and 0.48% in 2009 and 2010, respectively, whereas the same ratio for non-secured loans reached 6.81% and 5.31% in 2009 and 2010, respectively.

Noteworthy is that recoveries from loans - other than mortgage loans – secured by mortgage guarantees are mostly achieved through the Bank’s pre-judicial collection process rather than through a foreclosure process. Also, these recoveries have allowed us to reduce the LLP ratios over the last years, which partly explain the reduction in the LLP ratio of consumer loans secured by mortgages, in 2010 as compared to 2009.

Clearly explain how recovering your losses on such loans other than mortgage loans is affected by the disparity between the write-off period of 6 months versus 48 months as presented on page 73.

Response

The Bank’s write-off procedures are in line with the periods permitted by the Chilean banking law for each type of credit product.  In the case of consumer loans, the regulation permits us to write-off up to 6 months overdue, while overdue residential mortgage loans can be written-off up to 48 months overdue. When the Bank has made all efforts for recovering past due loans without success, then it is allowed to write-off before the periods described above.

The Bank has a defined collection process and, therefore,  writing-off a non-mortgage loan at 6 months versus mortgage loans at 48 months does not determine the amounts recovered, the success of the foreclosure process or the process of provisioning loan losses.  According to the Bank’s collection policy, as long as a customer becomes overdue, the Bank can carry out the collection of all of the customer’s credit products.  Also, the pre-judicial collection process starts at 15 days of past due using differentiated procedures by customer segment and type of product.  These actions have specific lengths of time and if payment is not achieved, a judicial collection process begins at 120 days. Finally, if the customer is not able to normalize his situation, the foreclosure process starts in order to execute the collaterals through a public auction.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 5

5.                  You disclose here that you created a new product titled “Mutuos Hipotecarios” to finance up to 100% of the appraised value of the property.

•         Here as well as in Note 10 – Loans to customers, net on page F-60, please separately quantify the amount and percentage of your portfolio that is comprised of loans with this higher loan to value ratio.

Response

 As of December 31 of 2010, our portfolio of residential mortgage loans accounted for MCh$2,927,778, which represents 16.0% of total loans, which can be broken down as follow:

Residential Mortgage loans Type	MCh$
“Mutuos Hipotecarios”	2,762,147
Loans financed by “Mortgage Bonds”	165,631
2,927,778

We will include this table and ratios as a footnote in our future filings on Form 20-F in Note 10 "Loans to Customer".

•         Discuss the relative risks related to loans with higher loan to value ratios, and describe the steps you take to monitor the collateral values after origination.

Response

It is important to mention that the gross LLP ratio (loan loss provisions before recoveries as a percentage of total loans) for residential mortgage loans, financed with “mortgage bonds” as well as “mutuos hipotecarios” are well below the levels recorded for other loans, evidencing the low risk associated with the product.  In fact, as of December 31, 2010 the gross LLP ratio for the total residential mortgage loans portfolio reached 0.09% as compared to the 1.1% recorded by the Bank’s total loan portfolio.

The chart below shows the gross LLP ratio for the Bank’s residential mortgage loan portfolio as of December 31, 2010.

As of December 31, 2010	Gross Loan Loss Provision Ratio (Loan Loss Provisions before recoveries / Total Loans)
Total Residential Mortgage	0.09%
Residential Mortgage with “Mutuos Hipotecarios”	0.08%
Residential Mortgage with Mortgage Bonds	0.19%

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 6

Regarding the monitoring of collateral, please see the answer to the question "Discuss the steps you take to monitor the collateral values after-origination" in comment 4.

•         Please clarify whether, and if so how, your underwriting practices differ when financing an amount in excess of the standard 75% of purchase price or appraised value.

Response

For credits that exceed 75% of the property value, the Bank sets stricter conditions for granting loans, such as longer working seniority, higher income, higher requirements in terms of debt-to-income ratio, longer relationship between Bank and the customer, job type (salaried or self-employed) and educational level.

Securitization Services, page 37

6.                  Please tell us the business purpose of your securitization activities.  We note that you have a large market share of this business, but recorded a loss in 2010 and 2008 and no net income in 2009.  Explain the benefits to your business model from engaging in this activity even though it does not appear to be consistently profitable.  Tell us the extent to which there are other business units in your organization that benefit from your participation in these activities.

Response

 Banco de Chile is a universal bank that offers a full range of financial products and services- as permitted by the Chilean law- to its current and potential customers.  Therefore, in addition to traditional banking products, the Bank provides non-traditional and supplementary financial products and services through its subsidiaries.  These services include securities brokerage, mutual funds, insurance brokerage, factoring and asset securitization.

  The purpose of  Banchile Securitizadora is to provide asset securitization services to wholesale segment customers and non-customers. Although Banchile Securitizadora holds a significant market share, its financial results in recent years have not been positive because there has been a significant decrease in the flow of new transactions in the Chilean securitization market, which has been historically small.

 It should be noted that the market share mentioned in our 20F report refers to the existing stock of securitized assets, most of them representing operations that where completed and that generated most of the revenues prior 2008.  We will clarify this in future filings.

 Also, it should be noted that the operating expenses of this subsidiary are low.

 Despite the low securitization activity of recent years, it is the Bank’s intention to continue the operations of this subsidiary, as it enables the Bank to widen the range of products and services offered to its customers, enhancing the Bank’s value offering for wholesale customers that should translate into a greater consolidated income and profitability as a result of a higher cross-sell.  Also, the Bank believes that asset securitization activity should increase in future years.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 7

Effects of Massive Earthquake on our Assets, page 38

7.                  Please revise your future filings to address the following regarding your statement here that you incurred almost Ch$5.6 billion in expenses associated with the earthquake:

•         For the purposes of identifying trends and unusual items, specifically quantify the impact of the earthquake on your allowance for loan losses.

Response

 Loan loss provisions associated with the earthquake were estimated in MCh$ 2,372.  This is not material amount for the Bank as it represents only 1.5% of Bank’s total provisions for loan losses accounted for the year ended December 31, 2010.

•         Clarify whether the estimated costs of Ch$5.6 billion included the loans for which you have eased payments in your disclosure on pages 70-71 and F-115.  If so, please quantify the amount of past due loans related to this accommodation.  If not, please revise your discussion to provide this information for these assets so that a reader may understand trends in this portion of your loan portfolio, which may be different than your overall loan credit trends.

Response

As mentioned earlier, loan loss provisions related to the effect of the earthquake amounted to MCh$ 2,372, which was included as part of the total estimated cost of the earthquake.  This amount was computed by the Bank in March 2010 in order to determine the probable loss in its loan portfolio.  The monitoring in the months following the earthquake did not detect a further credit risk deterioration in the affected areas (mainly concentrated in the sixth, seventh and eighth regions)  the Bank estimated that the earthquake had no material effect on the total amount of past due loans or charge-off  loans presented or charge-offs as of December 31, 2010.

This fact is reflected in the gradual improvement evidenced in credit risk indicators during 2010.

•         Explain in greater detail how you have “eased payment terms for [y]our non‑delinquent clients in the affected areas,” including disclosure that quantifies the number of customers to whom you have given this support and the resulting impact, if material, on your operations.

Response

During March and April 2010 the payment terms were extended to a total of 29,410 non-overdue loans within the affected areas (mainly sixth, seventh and eighth regions (similar to “states”)  of Chile). This policy was a means to support our clients in the affected zones by allowing them to postpone a maximum of three monthly payments until the end of the loan.  The estimated financial cost of postponing monthly payments until loan end date was MCh$864.  This amount will be incurred in approximately a 2 - 3 years period and it represented approximately a 0.1% of our total operating revenues for the year ended December 31, 2010 and it is not material to the Bank’s operations.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 8

Quantify the expenses related to fixed-asset repairs versus write offs.

Response

The total estimated expenses associated with the earthquake includes the gross expenditures on repairs by approximately MCh$ 3,564 and fixed assets impairments (charged-off) of roughly MCh$ 551.

•         Provide us with your proposed disclosure.

Response

Given the lack of materiality demonstrated in our explication above, we do not think we need to expand our disclosure about the impact of the earthquake.

Selected Statistical Information, page 55

Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid..., page 55

8.                  We note your presentation of an average real rate in your tabular disclosures.  These measures appear to be non-GAAP measures as defined by Item 10(e) of Regulation S-K.  Please revise your future filings to identify this measure as such and provide the relevant disclosures.  Discuss the sources of the assumptions used to calculate this measure.  To the extent you believe these measures do not meet the criteria of non-GAAP measures, please tell us why not.

Response

We have noted comment in regard to the column “average interest rate”, and we have concluded  that we will not present this column in our future annual reports on Form 20-F, because it is an information used in our internal reporting but not required by Guide 3.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 9

Foreign Country Outstanding Loans, page 66

9.                  We note your disclosure here regarding loan exposure to various foreign entities.  Please tell us whether you have any other material exposures to Greece, Italy, Portugal, Spain or Ireland (e.g., including but not limited to credit derivative products, credit insurance, investment securities, loan commitments, guarantees, etc.).  If so, please revise to provide a tabular disclosure of the gross exposure to these countries along with any credit protection you may have purchased to offset this exposure that separately quantifies sovereign entities, corporate entities, and individuals.

Response

At the end of 2010, the Bank maintained a line of credit for the purchase of derivative instruments with the New York branch of Banco Santander S.A., a Spanish entity, in the amount of USD$20,000,000; it is currently unused.

The Bank does not have current lines of credit with any of these countries (Greece, Italy, Portugal, Spain and Ireland), and only maintains contingent credits (e.g. guarantees, standby letters of credit) with Italy and Spain for a total of $77,865.586, mostly standby letters of credit.

If by the end of 2011 the Bank has contingent credits with any of these five countries, it will disclose information in a table.

Classification of Loan Portfolio Based on the Borrower’s Payment Performance, page 70

10.              We note your disclosure on page five that past due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue, and do not include the portion of such loan that is not overdue or that is less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.  For the purposes of clarity for the reader and to give context to the amount of aggregate loan balances affected, please revise to provide a footnote to your tabular disclosures on page 70 that quantifies the total carrying amount of loans past due in addition to the portions of loans that are actually past due.

Response

In response to the Staff’s comment, please find below the footnote that the Bank will include in its future annual reports on Form 20-F to reflect this comment.

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

	Domestic Loans
	As of December 31,
	2008	2009	2010	2011

Current	13,236,872	12,649,762	14,106,663
Overdue 1-29 days	88,985	59,888	88,568
Overdue 30-89 days	41,642	25,945	22,853
Overdue 90 days or more ("past due") *	81,950	89,528	72,584
Total Loans	13,449,449	12,825,123	14,290,668

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 10

	Foreign Loans
	As of December 31,
	2008	2009	2010	2011

Current	236,123	366,133	87,327
Overdue 1-29 days	-	-	-
Overdue 30-89 days	-	-	-
Overdue 90 days or more ("past due") *	-	-	-
Total Loans	236,123	366,133	87,327

	Total Loans
	As of December 31,
	2008	2009	2010	2011

Current	13,472,995	13,015,895	14,193,990
Overdue 1-29 days	88,985	59,888	88,568
Overdue 30-89 days	41,642	25,945	22,853
Overdue 90 days or more ("past due") *	81,950	89,528	72,584
Total Loans	13,685,572	13,191,256	14,377,995

* The total carrying amount of loans past due in addition to the portions of loans that are actually past due as of December 31, 2008, 2009, 2010 and 2011 are MCh$175,415; MCh$172,075; MCh$190,295 and MCh$XXXX, respectively.

Analysis of Allowance for Loan Losses, page 72

11.              In the table on page 73, you identify the past-due term triggers for write-offs by loan category.  In light of the fairly long term triggers such as 24 to 48 months, please revise your future filings to expand your disclosure of the aging of your past due loans by category on page 71.  Specifically, expand your disclosure of the past due loans greater than 90 days to provide enough granularity to allow the reader to understand the progression of loans over time until the point at which they are written-off.

Response

In our next 20-F the Bank will include the following table at the end of the note, "Classification of Loan Portfolio Based on the Borrower's Payment Performance" on page 70 in response to your comments. This table will be included for all the periods presented in the document.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 11

As of December 31, 2011
	Commercial Loans	Consumer Loans	Mortgage Loans
(in millions of Ch$)
IFRS:
Past due after 90 days to 150 days
Past due after 150 days but less than 6 months
Past due after 6 months within 12 months
Past due 12 months within 24 months
Past due 24 months within 36 months
Past due 36 months within 48 months
Total Past due

Item 5.  Operating and Financial Review and Prospects, page 77

Results of Operations for the Year Ended December 31, 2008, 2009 and 2010, page 83

Provisions for Loan Losses, page 90

12.              We note your disclosure on page 70 regarding the change in classification criteria of the impaired portfolio that was effective January 1, 2010.  Please tell us and revise your future filings to quantify the effect on your provision for loan losses during the period.

Response

This change in classification criteria occurred on January 1, 2010, corresponded to a change in the presentation of a non-significant group of customers (categories C1 and C2) of 2009, which since 2010 is presented in the impaired portfolio. This criterion did not generate an effect on the risk of this group of customers or in the calculation of provisions.

Financial Guarantees, page 110

13.              We note your disclosure regarding foreign office guarantees and standby letters of credit.  Please revise future filings to include a detail of this amount by country if significant concentrations exist.  If there are no significant concentrations, please disclose that fact.

Response

In response to the Staff’s comment, we will revise the disclosure in our future annual reports on Form 20-F to include information with the amount of foreign office guarantees and standby letters of credit by country.  We do not have significant concentrations by country.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 12

Item 7.  Major Shareholders and Related Party Transactions, page 128

Major Shareholders, page 128

14.              With respect to the table of major shareholders, please tell us the following:

•         Why you have not included Sociedad Administradora de la Obligacion Subordinada (SAOS) or SM-Chile S.A.  We note your disclosure on page 23 that as of April 15, 2011, SAOS held 33.6% of your shares, SM-Chile S.A. directly held 14.26% of your shares, and SM-Chile S.A. is the sole owner of SAOS.

•         How you calculated the percentage ownership of LQ Inversiones Financieras S.A. (LQ).  We note that as the 58.23% owner of SM-Chile S.A., it would appear that LQ beneficially owns all of your shares owned by SM-Chile S.A.

•         Whether any other persons or entities may be deemed the beneficial owners of the shares held by SM-Chile S.A.

•         What Inversiones LQ – SM Limitada is and a description of its relationship to the other entities and individuals in the table and footnotes.

Response

The shares of Banco de Chile owned by SAOS are non-voting.  Item 7.A.1.states that information about more than 5% shareholders is to be provided for classes of the company’s voting shares.  Therefore, we don’t believe we are required to provide this information.

Item 16A.  Audit Committee Financial Expert, page 159

15.              In future filings, please disclose Mr. Awad’s experience that led you to determine his qualification as audit committee financial expert.  See Instruction 2 to Item 16A of Form 20-F.

Response

In response to the Staff’s comment, Mr. Awad’s experience that led the Board to conclude that Mr. Awad qualified as an audit committee financial expert by cross reference Mr. Awad’s biography included in Item 6.A. as provided in Instructions to Item 16A in Form 20-F.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 13

Consolidated Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-9

16.              We note your presentation of changes in other assets and other liabilities as a net number within investing cash flows.  From your disclosure in Note 17 on page F-69, it is unclear why changes in certain of these assets should be classified within investing cash flows since they appear to arise from your normal operating activities.  It is also unclear why you have classified changes in other liabilities within investing cash flows given the guidance in paragraphs 16-17 of IAS 7.  Please tell us your basis for this classification and revise your statement of cash flows in future filings if appropriate.  To the extent you are able to support your current presentation, please provide footnote disclosure in future filings to clearly identify the nature of the amounts reflected in these line items.

Response

 We have reviewed the details of the amounts and we identified certain items that should have been classified under operating activities.  The effect of these errors amounted Ch$ 6,701 in 2010, and consequently understating cash flows from investment activities and overestimating the operating activities for the same amount.  We will reclassify those items in 2011 in future filings as we did not deem them to be material to the financial statements as a whole.

2. Summary of Significant Accounting Policies, page F-10

(e) Financial asset and liability valuation criteria, page F-14

17.              We note your disclosure on page F-17 that “generally, the Bank has assets and liabilities that offset each other’s market risks.  In these cases, average market prices are used as a basis for establishing these values.”  Please address the following:

•         Expand this disclosure in future filings to provide information about the types of assets and liabilities to which this policy applies.

Response

 In response to the Staff’s comment, the Bank will revise this disclosure in future annual reports on Form 20-F to further define types of assets and liabilities to which this policy applies such as derivatives, available-for-sale.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 14

It is unclear whether your disclosure is intended to convey that you are complying with the guidance in paragraph AG72 of IAS 39 and are using the mid-market price for a specific asset and liability.  Please confirm and revise to clarify your disclosure if true.  If this is not true, please tell us what you mean here and how you determined that an average market value was appropriate.

Response

The Bank reviewed your comment and concluded that the paragraph included in the 2010 20-F complies with the guidance in paragraph AG72 of IAS 39.  To clarify the paragraph further, we will modify the disclosure with the following paragraph:

“Assets and long positions are measured at a bid price; liabilities and short positions are measured at an asking price.  Where the Bank has positions with offsetting risks, mid-market prices are used to measure the offsetting risk positions and a bid or asking price adjustment is applied only to the net open position as appropriate.”

(h) Cash and cash equivalents, page F-18

18.              We note your disclosure that you consider fixed income mutual funds that are presented in “Other Assets” in the Consolidated Statement of Financial Position to be cash equivalents.  In labeling these mutual fund shares as fixed income mutual funds, it appears you are differentiating them from money market mutual funds, the latter of which are commonly treated as cash equivalents.  Please tell us how you concluded that it was appropriate to classify these fixed income mutual fund holdings as cash equivalents under paragraphs 6-9 of IAS 7.  Please tell us specifically how you concluded these shares were (i) readily convertible to known amounts of cash; (ii) subject to insignificant risk of changes in value; and (iii) primarily used for cash management purposes rather than investment purposes.

Response

The mutual funds included in cash equivalents are used by the Bank and its subsidiaries, factoring and insurance-broker, for cash management purposes.  According to IAS 7, paragraph 6, the Bank is including in this item, cash equivalents since those mutual funds are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.  Specifically, these mutual funds are money markets with no restrictions for redemptions and which are invested in mainly in time deposits and government bonds, with original maturity upto 90 days.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 15

19.              Please revise your future filings to specifically disclose what you consider “short-term” for the purposes of determining whether an instrument qualifies as a cash equivalent.

Response

The Bank will revise its future annual reports on Form 20-F to reflect this comment, including the following paragraph: “Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term deposits with original maturity of three months or less, highly liquid investments that are readily convertible to a known amount of cash, and that are subject to an insignificant risk of changes in value”.

l) Loans to customers, page F-21

20.              We note your disclosure of your “cut-off amount” for individual loan evaluation and that this amount is disclosed in UF denomination.  For the purposes of clarity and because your balance sheet is presented in Chilean Pesos, please revise your disclosure to also state the cut-off amount in Chilean Pesos.

Response

In response to the Staff’s comment, we will provide this disclosure of our “cut-off amount” for individual loan evaluation in future filings in Chilean Pesos.  As of December 31, 2010 this amount in Chilean Pesos was ThCh$214,556.

(v) Renegotiated Loans, page F-24

21.              On page F-24 you discuss the types of modifications made when you attempt to restructure a loan rather than to take possession of collateral.  Please revise future filings, either here or in Management’s Discussion and Analysis if appropriate, to address the following:

•         Provide an expanded description of the types of loan modifications you make most often (e.g. reduction in interest rate, payment extensions, forgiveness of principal, etc.).

Response

Note that the renegotiated portfolio of Banco de Chile represents  2.28% of the total loans as of December 31, 2010.  The most common type of modification is to extend the term of the loan.  For payment extensions, depending on the characteristics of each credit, we may change the initial conditions in terms of interest rate and initial grace period for the first payment.  With respect to forgiveness of principal, the Bank typically does not give this benefit. The Board of Directors might on rare occasions approve a portion of principal forgiveness on certain credit-operations that have been impaired and provisioned previously.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 16

•         Disclose the balance of loans modified by type of concession.

This information is not required by the local banking regulator and not much used among peers.  Additionally and according to IAS 39, the Bank continually monitors its deteriorated portfolio as defined in note 2 (l) (iv) of the financial statements (See page F-22).  Also, for internal purposes the renegotiated loan portfolio is analyzed and reviewed as part of the impaired portfolio.  Therefore, for management and regulatory (local and IFRS) reporting purposes the bank is not frequently using information of loans modified by types of concession.  In the future, the Bank will assess disaggregating information regarding these types of concessions on a prospective basis.

•         Disclose whether you write off any amounts related to renegotiated loans, particularly when you forgive a portion of the loan principle and how the amount of the write-off is determined.

Response

As mentioned above, the Bank does not usually forgive principal in a renegotiation.  Exceptions must be approved by senior management of the Bank.  The Bank follows its normal write off policies with respect to renegotiated loans.

•         Disclose whether you consider these loans to be impaired and describe how these loans are considered in your determination of allowance for loan losses.  Disclose the triggers for reclassifying a renegotiated loan out of the impaired classification.  Disclose whether you evaluate each renegotiated loan individually for impairment or whether you include them within existing pools of loans or whether they are segregated into separate pools.

Response

Renegotiated Loans are considered as part of impaired portfolio.  Then for determination of allowance for loan losses these are assessed by using two models depending on the portfolio segment, that could be for group evaluations or individual credit analysis:

•         Group portfolio and is recognized as impaired portfolio is determined by a statistical model, which among its features are predictive variables as behavior variables, guarantees, demographics, etc. and the provision is determined by the expected loss for this group of customers agreed model as defined by IAS 39.

•         Individual evaluations on the portfolio and that is identified as impaired, in general the allowance for loan losses is determined on the basis of existing guarantees, payment behavior of the debtor’s assets and the real possibility of recovery by way of collection of the credits.

The conditions that trigger the loan to be classified out of the impaired portfolio:

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 17

-        Individual Portfolio:  the client must have improved his risk classification, that is, not belong in classification C3, C4, D1 and D2.

-        Portfolio Group:

o   Loans not renegotiated: - at least 3 months with no overdue greater or equal to 90 days and not be managed by the area of collections.

o   Renegotiated loans - at least 6 months with no overdue greater or equal to 90 days and not be managed by the area of collections.

•         Disclose the redefault rates for these loans.

Response

In the retail segment, the redefault for renegotiated loans as of December 31, 2010 was 24.7%.  The Bank does not have this information for other segments for internal purposes but it will assess whether it is feasible to track this information in future filings.

•         Disclose how you determine the loan classification related to these loans for the purposes of your disclosure on pages 69 and 70.

Response

The renegotiated loans are classified as impaired portfolio on the disclosures on pages 69 and 70.  In future filings, the Bank will make that clear.

•         Disclose whether you consider a renegotiated loan to be renegotiated for the life of the loan for disclosure purposes, or whether you remove the loan from renegotiated status after certain criteria are met.  If the latter is true, please disclose what the criteria are and provide a roll forward of the balances of renegotiated loans for each period presented.

Response

An operation identified as Renegotiation never leaves this classification for purposes of monitoring and provisioning.

 (vi) Provision for contingencies resulting from the loan business, page F-24

22.              Please revise future filings to disclose the types of items recorded as contingencies resulting from your loan business.  Disclose the methodology used to value such contingencies, and disclose how you determined it was appropriate to include these charges in the provision for loan losses line item in your consolidated statement of comprehensive income.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 18

Response

The Bank will revise its future annual reports on Form 20-F to reflect this comment, including the following paragraph “Provision for contingencies is applied to all off-balance sheet accounts (e.g. guarantees, letters of credit, standby letters, immediately available credit lines and other commitments) and the process to determine the provision for off-balance sheet positions is similar to the methodology used for loans.  Any loss amounts are recognized as an allowance in the consolidated balance sheet within other liabilities and charged to the consolidated statement of income as a component of the provision for credit losses”.  For a further description of the allowances for loan losses see Note 2 (l) to the Consolidated Financial Statements.”

(i) Goodwill, page F-26

23.              We note your disclosure that you include costs directly attributable to a business combination transaction when determining the amount of goodwill related to the transaction.  Please tell us and revise your future filings to more clearly disclose how you determine the amounts that qualify as consideration of the acquisition under IFRS 3 versus the amounts qualifying as acquisition-related costs under paragraph 53 of IFRS 3, which are expensed as incurred.

Response

We reviewed your comment and the disclosure will be updated, because it corresponded to IFRS 3 applicable until December 31, 2009.  However, it has no effect because there were no  business combinations during 2010.

 (ab) Identifying and measuring impairment, page F-31

Financial assets other than loans, page F-31

24.              In future filings, please revise your disclosure on page F-32 to disclose what you consider to be “individually significant” for the purposes of determining whether to individually examine a financial asset for impairment or to include that asset in a group of assets that share similar risk characteristics.  If this differs from the amount you use to determine whether to individually evaluate a loan for impairment, please discuss the reasons why.

Response

The Bank will revise its future annual reports on Form 20-F to reflect this comment.  This criterion is the same as the criterion used to determine to individually evaluate a loan as discussed in our Form 20-F 2010 Note 2 “Summary of Significant Accounting Principles” letter (l) Loans to customer on page F-22.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 19

4. Segment Reporting, page F-37

25.              We note your disclosure on page F-37 that your internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.  Based on this disclosure, it appears that you may use a measure of allocated capital in allocating resources to and assessing the performance of your segments.  Please revise your future filings to disclose this measure in the tables included on pages F-39 to F-41 pursuant to paragraph 27 of IFRS 8.

Response

The Bank will revise its future annual reports on Form 20-F to reflect this comment.

10. Loans to customers, net, page F-60

26.              You disclose on page 27 that certain of your mortgage loans are pledged to cover the recourse provisions of your mortgage bond liabilities.  Please revise this footnote to quantify the amount of mortgage loans which are pledged as collateral for your mortgage bond liabilities.  Revise your disclosures here as well as on page 27 to clarify the extent of the recourse provisions of the mortgage bonds.  Specifically explain whether you are liable for principal and interest amounts on mortgage bonds beyond that provided for by the receipts from the pledged mortgage loans if the mortgage loans default.

Response

The Bank will revise its future filings describing more precisely that mortgage bonds are not a guarantee for purpose of the mortgage holder including the following paragraph on page 27:

“Mortgage loans financed with “mortgage bonds” are not a guarantee for such bond holders.  The Bank is responsible for the payment of “mortgage bonds” to the mortgage bond holders.  In other words, if a mortgage loan goes into default, the Bank is still obligated to meet the promised payments to the “mortgage bonds “holders.

13. Intangible Assets, page F-60

27.              Please revise to more clearly disclose the nature of the classes of intangible assets presented in the columns titled “Intangible assets arising from business combinations” and “Other intangible assets” on page F-60.  Refer to paragraph 24 of IAS 38.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 20

Response

The Bank will revise its future annual reports on Form 20-F to reflect this comment.  In any case we can mention that  the column “Intangible assets arising from business combinations”  includes assets with indefinite useful lives acquired in the business combination with Citibank Chile (Brands) and the column “Other intangible assets” include software licenses.

28.              Please revise your disclosure in future filings to clarify the nature of the “Other” line items in your tabular reconciliation of the beginning and ending amounts of your intangible assets.

Response

The Bank will revise its future annual reports on Form 20-F to reflect this comment.  This item corresponded to a minor reclassification between fixed assets and intangible.  As of December 31, 2010 the net amount for this concept was MCh$587.-

29.              We note from your disclosure on page F-61 that the units to which you have allocated goodwill for the purposes of impairment testing appear to be the same as your business segments.  We also note in various disclosures throughout management’s discussion and analysis that you may have various divisions within each segment.  For example, on page 26 you disclose that you have a Commercial Division, and on page 29 you disclose that you also have a Consumer Finance Division, both of which reside within the Retail Services segment.  Please tell us, and revise your future filings to disclose, in detail how you determined that the segment level was the appropriate reporting unit for the purposes of performing your goodwill impairment testing.  Tell us how you considered the guidance of paragraphs 65-108 and Appendix C of IAS 36 in your conclusion.  Clearly identify whether certain of your operating segments have been aggregated for reporting purposes.  If so, disclose that fact.  Refer to paragraph 22 of IFRS 8.

Response

The bank has defined four operating segments; Retail, Wholesale, Treasury and Subsidiaries, in accordance with IFRS 8 under our best understanding at the moment of definition.

For goodwill impairment purposes, testing is controlled at the level of operating segments described above and in Note 4 to financial statements.  This is according to IAS 36, where the operating segment represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.  Additionally, in this case, business-generating units are not larger than an operating segment, but the same.  It should also be noted that goodwill represents 0.09% of bank’s assets.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 21

30.              Please revise your future filings to disclose your growth rate assumption and whether this assumption exceeds the long-term average growth rate for your industry, products, country in which you operate, or market.  Please also disclose the discount rate(s) you have applied to your cash flow projections.  Refer to paragraph 134 of IAS 36.

Response

The Bank will revise its future annual reports on Form 20-F to reflect this comment, including the following paragraph:   “The DCF model uses earnings projections for a five-year period which, for purposes of the goodwill impairment test, are extrapolated to a ten-year period assuming a declining growth rate and are discounted to their present value.  Estimating future earnings requires judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro-economic environment. Earnings projections beyond the initial ten-year period are, where applicable, adjusted to derive a sustainable level and assumed to increase by or converging towards a constant long-term growth rate, which is based on expectations for the development of gross domestic product and inflation, and are captured in the terminal value.  The real growth rates are slightly higher than the industry for the first five years, assuming a gain in market share of 1% in the medium term.  In the long term, 5 to 10 years for BCH are considered the same rates of growth for the industry.  Regarding the discount rate, the valuation of the segments considered raising discount rates of 10%, 11% and 12% as of December 31, 2010

37. Related Party Transactions, page F-90

31.              In future filings, please revise your disclosures on page F-91 to separately present amounts related to production companies, investment companies and individuals in a similar manner as the table on page F-90.  Refer to paragraph 18 of IAS 24.  Please also revise your disclosures to clarify the nature of the relationship.  For example, clarify whether the production companies are other subsidiaries of your parent company, or are companies owned by key management personnel; e.g., specifically identifying your transactions with Citigroup.

Response

We will work to introduce in future annual reports on Form 20-F the opening of the table on page F-91 according to your request.  At present, we can not present the details because it requires extensive work to restore the data of 2010.

We will include at the beginning of the note the following information regarding the nature of the relationship:

In addition to subsidiaries Affiliates and associates entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco de Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 22

The Bank also considers the companies that are part of the Quiñenco Group as related parties, given that all of them have a common parent.

Transactions between the Bank and its related parties are specified below, and we have divided the information into three categories:

Production companies

This category includes all the companies that are controlled by the Quiñenco Group, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates).  In this category, it is included the relationship with Citigroup.

Investment companies

This category includes the entities over which the Bank, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Individuals

This category includes members of the Bank’s Board and the managers of Banco de Chile and its Affiliates, together with their close relatives and also the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

32.              Please revise future filings to disclose the nature and terms of the guarantees and letters of credit issued to related parties.  Refer to paragraph 17 of IAS 24.

Response

The Bank will revise its future annual reports on Form 20-F to reflect this comment, including the nature and terms of the guarantees and letters of credits issued to related parties disclosed in table on F-90.

33.              We note your disclosure on page F-88 regarding expenses incurred related to staff severance indemnities.  Please revise future filings to disclose whether any key management personnel receive a staff severance indemnity upon retirement.  If so, please revise to disclose the amounts accrued related to this benefit for these key employees.  Refer to paragraph 16 of IAS 24.

Response

In the table presented on page F-92, the line "Contractual termination indemnity" included the amount for severance indemnities for key management personnel, according to paragraph 17 of IAS 24.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 23

38. Fair Value of Financial Assets and Liabilities, page F-94

34.              Please revise your future filings to disclose which valuation models you use for each asset class.  Refer to paragraph 27B(b) of IFRS 7.

Response

In future filings, the Bank will clarify that the valuation processes and models described on page F 94 are applied to both levels 2 and 3.  The Bank has complied with the requirement of paragraph 27B(b)  at  the bottom on page F-97 where we disclosed that :  “ During the years ended December 31, 2009 and 2010 there were no transfers between level 1 and 2 and nor between level 2 and 3”.

35.              Please revise your future filings to expand your discussion of the sensitivity of instruments classified as Level 3 to changes in key assumptions of models to address the following:

•         Provide a discussion of the magnitude of the shock scenario for each asset class.  Discuss the reasons why you selected this change in valuation assumption(s) as the best example of a reasonably possible alternative outcome.

Response

The Bank will provide this disclosure in future filings and will provide all  ofthis information

•         Clarify what the sensitivity column represents in your disclosure.  For example, clarify whether the amount relates to the increase or decrease in value due to changes in assumptions for reasonably possible outcomes and if so, disclose why all of the values increase and no possible scenario would cause a loss of value.

Response

The sensitivity column represents the difference, as value, between the fair values calculated using the two data sets.

A positive value represents a higher portfolio value, which has to be added to the current fair value.  A negative value represents a lower portfolio value, which has to be subtracted from the current fair value.

The sensitivity was positive because the alternative input data set had lower rates (higher prices) than us.

The Bank will provide an improvement of this explanation in future filings and will provide all of this information.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 24

40. Risk Management, page F-103

(f) Credit Quality by Asset Class, page F-113

36.              We note your disclosures on page F-115 regarding past due non-impaired loans.  It is unclear how this disclosure relates to the disclosure of past due amounts on page 72.  For example, here you state that these loans represent the aging of non-impaired over-due loans and on page 72 you state that past-due loans are loans that are 90 days or more overdue on any payments of principle or interest.  Please clarify whether these amounts relate to the same loans or different loans, describe any overlap between these two disclosures and disclose the reason for the different balances in these two tables.  Please also disclose the reasons why the loans past due greater than 90 days on page F-115 are not considered impaired in light of your disclosure on page F-117 that one of the main tools you use to determine impairment is a the past due status of a loan.

Response

On page F-115, we have disclosed in the table only non-impaired over-due loans, which terms of delay are ranging from day 1 to 89 days.  The table on page 72, the line “amounts past due” included only delinquency over  90 days, therefore, both tables are not related.

On the other hand, the loans past due greater than 90 days, the Bank considers them impaired; therefore that category is not present in page F-115.

******

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 56-2-6535150, or Miguel Angel Bozo at 56-2-6535154, or the Company’s U.S. counsel, Antonia Stolper of Shearman & Sterling LLP, at (212) 848-5009.

Very truly yours,

/s/ Pedro Samhan E.
Chief Financial Officer

cc:            Arturo Tagle – Chief Executive Officer – Bank of Chile

                Pablo Mejia – Investor Relations – Bank of Chile